UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

(Commission File Number)	(Exact Name of Registrant as Specified in Its Charter) (Address of Principal Executive Offices) (Zip Code)	(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)
1-9516	ICAHN ENTERPRISES L.P.	Delaware	13-3398766
767 Fifth Avenue, Suite 4700 New York, NY 10153

333-118021-01	ICAHN ENTERPRISES HOLDINGS L.P.	Delaware	13-3398767
767 Fifth Avenue, Suite 4700 New York, NY 10153

Peter Reck: (212) 702-4300 767 Fifth Avenue, Suite 4700, New York, NY 10153
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Introduction

This Specialized Disclosure Report on Form SD (“Form SD”) of Icahn Enterprises L.P. (“Icahn Enterprises”) and Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”) and their consolidated subsidiaries has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") for the reporting period of January 1, 2014 to December 31, 2014. In this Form SD, (i) “the Company,” “we,” “us” and “our” refers to Icahn Enterprises L.P. and Icahn Enterprises Holdings L.P. and their subsidiaries and (ii) “Holding Company” refers solely to Icahn Enterprises and Icahn Enterprises Holdings.

Rule 13p-1 under the Exchange Act requires disclosure of certain information when a company manufactures or contracts to manufacture products for which “Conflict Minerals” are necessary to the functionality or production of those products. “Conflict Minerals” for the purposes of Rule 13p-1 are gold, columbite-tantalite (coltan), cassiterite, and wolframite (including their derivatives, tantalum, tin and tungsten, and other minerals or derivatives the U.S. Secretary of State may designate in the future). If Conflict Minerals are necessary to the functionality or production of one or more products that a company manufactures or contracts to manufacture, that company must investigate its supply chain in an effort to determine whether those Conflict Minerals originated in any of the “Covered Countries” under Rule 13p-1. The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo (the DRC), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Company Overview and Conflict Minerals Reporting

We are a diversified holding company owning subsidiaries currently engaged in the following continuing operating businesses: Investment, Automotive, Energy, Metals, Railcar, Gaming, Food Packaging, Real Estate and Home Fashion. We conduct our business principally through our consolidated subsidiaries. For more information regarding our business, see Part I of the Company’s most recent annual report on Form 10-K, which can be publicly accessed at www.ielp.com.

We conducted an analysis of our consolidated subsidiaries and identified two majority-owned subsidiaries - Federal-Mogul Holdings Corporation (“Federal-Mogul”) and American Railcar Industries, Inc. (“ARI”) - whose operations involve Conflict Minerals. Accordingly, the Conflict Minerals Reports (“CMR”) of Federal-Mogul and ARI have been attached to this Form SD as exhibits. The Holding Company does not have operations involving Conflict Minerals and therefore a CMR for the Holding Company is not required.

A copy of each of Federal-Mogul’s and ARI’s CMR is filed as Exhibit 1.01.1 and Exhibit 1.01.2, respectively, to this Form SD and is publicly available at www.ielp.com.

Federal-Mogul and ARI are each registrants subject to Rule 13p-1 under the Exchange Act and as such, have filed their respective Forms SD, which are publicly available on their respective websites at www.federalmogul.com and www.americanrailcar.com. In addition, a copy of each of Federal-Mogul’s and ARI’s conflict mineral policy can be publicly accessed at the respective websites of the companies.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report.
Item 1.02 Exhibit.

Copies of Federal-Mogul’s and ARI's Conflict Minerals Reports are filed as Exhibits 1.01.1 and 1.01.2, respectively, hereto and are publicly available at their respective websites at www.federalmogul.com and www.americanrailcar.com.

Section 2 - Exhibits

Item 2.01   Exhibits.

1.01.1 -  Conflict Minerals Report of Federal-Mogul

1.01.2 -  Conflict Minerals Report of ARI

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ICAHN ENTERPRISES L.P.
(Registrant)

By:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Peter Reck
Peter Reck
Chief Accounting Officer

Date:   June 1, 2015

ICAHN ENTERPRISES HOLDINGS L.P.
(Registrant)

By:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Peter Reck
Peter Reck
Chief Accounting Officer

Date:   June 1, 2015